Exhibit 99.1

Seadrill Limited (SDRL)—First Quarter 2020 Results

Material impairments on assets and investments and a focus on restructuring

Hamilton, Bermuda, June 2, 2020 - Seadrill Limited (“Seadrill” or “the Company”) (NYSE:SDRL, OSE:SDRL), a world leader in offshore drilling, announces its first quarter results for the period ended March 31, 2020.

Highlights

•	Revenue down 19% at $321 million with lower proportion of reimbursable revenues

•	Technical utilization[1] of 95% and economic utilization[2] of 93%

•	Operating Loss of $1,284 million after making material asset impairments

•	Adjusted EBITDA[3] of $55 million, representing 17.1% margin

•	Net loss attributable to shareholder of $1,564 million equivalent to net loss per share of $15.59

•	During the quarter we added $77 million in backlog, maintaining a total backlog figure of $2.5 billion

•	Closing cash of $1.2 billion

Financial Highlights	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q1 2020	Q4 2019	% Change
Total Operating Revenue	321	398	(19)%
Adjusted EBITDA	55	39	41%
Adjusted EBITDA Margin (%)	17.1%	9.8%	7%
Operating Loss	(1,284)	(93)	(1,281)%
Net loss	(1,565)	(199)	(686)%
Net Loss attributable to shareholder	(1,564)	(199)	(686)%
Net Loss per Share	(15.59)	(1.99)	(683)%

Subsequent Events

•	Significant market challenges arising from the sharp decline in the oil price

•	Additional operational and logistic challenges arising through COVID-19 pandemic restrictions

•	Financial and legal advisors appointed to evaluate comprehensive restructuring alternatives to reduce debt service costs and overall indebtedness

•	Announced on June 1, 2020, decision to delist from NYSE and maintain a single listing on the Oslo Stock Exchange

Anton Dibowitz, President and CEO, commented:

“First and foremost, we need to recognize the way in which the whole Seadrill community has risen to the operational and logistical challenges arising because of COVID-19. We have continued our record of strong operational delivery in the quarter, working across 28 locations with over 4,000 employees from 57 different countries. Whilst our onshore personnel get used to a new mode of working, we have many offshore personnel whose continuous time working to maintain safe operations for our customers is now measured in terms of months rather than weeks. I continue to be humbled by the dedication of our people who deliver safe and efficient operations during this trying time, including some of whom will be leaving us as we maintain our focus on our cost competitiveness and adjust staffing levels to account for lower activity levels.

“This industry has two fundamental challenges which are emphasized by recent events—there are too many rigs carrying too much debt. In the quarter we took an impairment of $1.2 billion as we recognize, along with others in the sector, that a number of our assets are increasingly unlikely to return to the market and need to be scrapped. Assets across the industry also carry debt levels which are unlikely to be sustainable and consequently we should expect to see substantial indebtedness being converted to equity. Only when the industry addresses both of these issues will we be in a position where the balance of market supply and demand can deliver reasonable investment returns to stakeholders.”

[1]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[3]

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to Adjusted EBITDA, as operating income is the most directly comparable US GAAP measure.

SDRL Q1 2020 Conference Call Dial In Details:

A conference call and webcast will be held at 09:00 a.m. EDT / 2:00 p.m. BST on Tuesday 2 June 2020. The participants will be required to request the Seadrill Limited Conference call. There will be a Q&A session following the presentation. If you are unable to participate in the conference call, there is an opportunity to listen to a replay on https://www.seadrill.com/ (Investor Relations).

USA:	+1-877-317-6714
International:	+1-412-317-5476

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats and the impact of future negotiations with our lenders to obtain amendments to our credit facilities and any related contingency planning efforts. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2019 Annual Report on Form 20-F (File No. 333-224459).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

June 2, 2020

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Anton Dibowitz:	Chief Executive Officer
Stuart Jackson:	Chief Financial Officer

Media questions should be directed to:

Iain Cracknell	Director of Communications	+44 7765 221 812

Analyst questions should be direct to:

Hawthorn Advisors	seadrill@hawthornadvisors.com	+44 (0) 203 7454960

FIRST QUARTER 2020

OPERATING REVIEW

Operations

The first quarter status and performance of Seadrill Limited’s wholly or majority owned rig fleet was as follows:

As at March 31, 2020	Floaters	Jack-ups	Total
Operating	7	9	16
Technical utilization	92%	98%	95%
Economic utilization	90%	97%	93%
Future contracted	—	1	1
Idle	12	6	18
Total	19	16	35

Technical utilization and economic utilization stood at 95% and 93% respectively, utilization was lower than anticipated as a result of fewer operating days on the West Jupiter, and contract roll-offs for the West Cressida and West Castor.

At the end of the quarter we had seven floaters operating in the following regions:

•

West Africa—The West Gemini operated in Angola and following the quarter end has been suspended from operations until January 2021. Backlog has been deferred to 2021 while contractual terms and conditions remain unaffected.

•

Americas—The Sevan Louisiana under contract with the Walter Oil & Gas in the Gulf of Mexico has been extended for one additional well. The West Neptune remains under contract with LLOG in the Gulf of Mexico, and the West Tellus is under contract with Petrobras offshore Brazil.

•	North Sea—The West Hercules will continue work in Norway with Equinor. The West Phoenix is currently under contract with Neptune Energy for a drilling campaign on the Norwegian Shelf.

•	Asia—The West Carina remains under contract with PTTEP in Malaysia for four firm wells.

Nine of our jack-ups operated in the first quarter with five working in the Middle East, two working in Asia and two harsh-environment jack-ups working in Norway. The West Castor and West Telesto are on bareboat charter to our Gulfdrill joint venture in Qatar. Across the jack-up fleet we maintained high levels of utilization throughout the quarter.

The decision to continue to invest in drilling assets without a contract requires a disciplined approach. It is our view that market fixtures will need to prevail at a materially higher levels before prudent reactivation decisions of currently cold stacked assets are made. Given a material change in the macro environment we have had to assess whether the continued cold stacking of assets and the associated reactivation costs produces the investment return stakeholders deserve. These evaluations have a direct bearing on our assessment of the carrying value of our fleet and as a consequence we have made significant impairments to rig values as we believe there is an increased probability that up to 10 assets, mainly semi-submersibles, may not return to the market and would need to be scrapped.

FINANCIAL REVIEW

Abbreviated Income Statement

Figures in USD million, unless otherwise indicated	Q1 2020	Q4 2019
Total operating revenues	321	398
Total operating expenses	(383)	(491)
Other operating loss	(1,222)	—
Operating loss	(1,284)	(93)
Total financial items and other expense, net	(284)	(136)
Income tax benefit	3	30
Net loss	(1,565)	(199)
Adjusted EBITDA	55	39

Operating revenues were $321 million for the first quarter (4Q19: $398 million). The decrease was largely a result of a reduction in management contract revenue for contract preparation and mobilization recharges with Northern Ocean and Sonangol. A reduction in rig operating days and lower operational utilization also contributed to this decrease.

Total operating expenses were $383 million for the first quarter (4Q19: $491 million). The decrease was driven by lower management contract expenses incurred for contract preparation and mobilization with Northern Ocean and Sonadrill. In addition, we had lower personnel costs following a reduction in rig operating days and lower project and technical spend.

There was $1,222 million of other operating losses in the first quarter (4Q19: nil). The decrease was primarily due to impairments being recognized against our drilling units following the significant reduction in global oil demand, and consequently our view as to the future operating capability of certain assets.

Operating loss was $1.3 billion (4Q19: $93 million) as a result of the movements referred to above.

Adjusted EBITDA for the first quarter was $55 million (4Q19: $39 million) delivering an adjusted EBITDA margin of 17.1% (4Q19: 9.8%). The higher margin represents a decrease in operational expenses and SG&A expenses, which were offset by fewer operating days and a lower rate of operational utilization.

The change in total financial items and other expenses is predominantly related to impairments on our direct investment holdings in Seadrill Partners and our share in results from associated companies. In addition, we recognized a further impairment on our convertible receivable due from Archer following renegotiated terms as well as a foreign exchange loss on our Brazilian Reais denominated cash deposits held as collateral against a tax case.

Income tax for the first quarter was a benefit of $3 million (4Q19: $30 million benefit) primarily due to a tax benefit in 4Q19 relating to the completion of the West Jupiter contract which did not recur in 1Q20, offset by 1Q20 tax benefit due to the US CARES Act.

After deducting total financial and other expenses and income tax benefit, the net loss for the first quarter was $1.6 billion, or $15.59 loss per share (4Q19: $199 million loss, or $1.99 loss per share).

Abbreviated Cash Flow Statement

Figures in USD million, unless otherwise indicated	Q1 2020	Q4 2019
Net cash used in operating activities	(116)	(56)
Net cash used in by investing activities	(5)	(23)
Net cash used in financing activities	(20)	(12)
Effect of exchange rate changes on cash	(18)	3

Net decrease in cash and cash equivalents, including restricted cash	(159)	(88)

Cash and cash equivalents, including restricted cash, at beginning of the period	1,357	1,445

Cash and cash equivalents, including restricted cash, at the end of period	1,198	1,357

Net cash used by operating activities for the three month period ended March 31, 2020 was $116 million (4Q19: $56 million) primarily due to payments for long-term maintenance and unpaid reimbursable amounts under our management contracts with Northern Ocean offset by adjusted EBITDA.

Net cash used in investing activities was $5 million (4Q19: $23 million) primarily due to the purchase of a call option for the non-controlling interest share in Seadrill Nigeria Operations Limited and capital expenditure, offset by contingent consideration received from Seadrill Partners.

Net cash used in financing activities was $20 million (4Q19: $12 million) relating to lease repayments made by SFL Corporation Ltd from whom we lease rigs under sale and leaseback arrangements.

Net cash used in the first quarter was $159 million (4Q19: $88 million) resulting in total cash of $1.2 billion as at March 31, 2020 (4Q19: $1.4 billion).

Abbreviated Balance Sheet

Figures in USD million, unless otherwise indicated	Q1 2020	Q4 2019
Cash and cash equivalents	1,031	1,115
Restricted Cash	167	242
Other current assets	495	523
Other non-current assets	5,804	7,399

Total assets	7,497	9,279

Current liabilities	778	770
Non-current liabilities	6,603	6,659
Equity and redeemable non-controlling interest	116	1,850

Total liabilities, redeemable non-controlling interest and equity	7,497	9,279

Total cash and restricted cash was $1.2 billion (4Q19: $1.4 billion). The decrease in restricted cash was due to the reduction in our guarantee facility leading to less cash required to be held as collateral. In addition, there was a foreign exchange loss on the Brazilian Reais denominated cash deposits held as collateral for a tax case.

Other current assets were $0.5 billion (4Q19: $0.5 billion). The figure was unchanged from the previous quarter, due to cash received on accounts receivables offset by additional reimbursable amounts due from Northern Ocean under our management contract.

Other non-current assets were $5.8 billion (4Q19: $7.4 billion). The decrease was primarily due to impairments recognized against our drilling units and direct holding investments in Seadrill Partners. Following the adoption of a new accounting standard we additionally recognized credit loss adjusted provisions against our financial assets.

Current liabilities were $0.8 billion (4Q19: $0.8 billion). Current debt remains unchanged, as previously long-term debt is now due within twelve months, this was offset by compounded accrued interest on the senior secured notes reclassified from current liabilities to long-term debt liabilities.

Non-current liabilities were $6.6 billion (4Q19: $6.7 billion). The movements from the previous quarter were primarily due to movements mentioned above. It was also offset by debt repayments made by SFL Corporation Ltd from whom we lease rigs under sale and leaseback arrangements.

Equity and redeemable non-controlling interest was $0.1 billion (4Q19: $1.9 billion), primarily reflecting the net loss for the quarter.

Liquidity

Total cash of $1.2 billion was comprised of $1,031 million of unrestricted cash and $167 million of restricted cash. Total restricted cash was comprised of $78 million primarily related to a guarantee facility for certain drilling contracts, $65 million of cash held as collateral for a local tax case in Brazil and $24 million held in a maturity offer account to be used to redeem the Senior Secured Notes once certain thresholds are met.

Under the terms of our refinancing bank agreements, we can defer up to $500 million of amortization payments up to 120 days before debt amortization payments become due, referred to as the Amortization Conversion Election facility “ACE”. The first tranche of this facility was utilized in 4Q19 and the second in 1Q20, which has resulted in a further $74 million of current debt being reclassified to long-term, with a total reclassified of $137 million. These amounts will then fall due at the original balloon payment date. A remaining $363 million remains available on the ACE facility for amortization deferrals.

As part of a company-wide programme to deliver on our liquidity commitments through mid-2022, we are implementing a cash preservation and efficiency plan to reduce costs whilst continuing to operate safely and deliver for our customers. This will preserve liquidity and adjust our cost base in line with current market conditions and activity levels. Our active management will reduce spend both onshore and offshore.

Capital Structure

During the quarter we received notification from the New York Stock Exchange (“NYSE”) that the 30 daily trailing average stock price had dropped below $1.00/share. The average continues below this level and more recently the market capitalization of the Group has dropped below $50 million on some occasions, which is another trigger point under NYSE rules. Whilst cures remain available with respect to these issues the Company has determined that this is an appropriate time to rationalize its listing arrangements. As a consequence, Seadrill Limited will move to delist from NYSE in the coming months and focus upon the Oslo Stock Exchange (“OSE”) going forward.

Since the end of 2019 Seadrill has been working with its senior creditors to provide an interim solution to the high cash outflow for debt service prior to undertaking a more comprehensive restructuring. Whilst substantial support was indicated for this approach, as certain of the amendments impacting economic terms required 100% approval across 43 institutions, recent market uncertainties have prevented a coalescing of views. As a consequence, Seadrill has decided not to proceed with the bank consent and has retained financial and legal advisors to prepare for a comprehensive restructuring of the balance sheet. Whilst we continue to evaluate various alternatives to address the cost of debt service and overall volume of debt, we do anticipate that a comprehensive restructuring may require a substantial conversion of our indebtedness to equity. With $1.2bn cash on hand Seadrill believes that this provides sufficient liquidity to complete a comprehensive restructuring. However, until such time that an agreement is reached to restructure our borrowing commitments, substantial doubt remains over ability to continue as a going concern.

COMMERCIAL REVIEW

Order Backlog

Order Backlog at March 31, 2020 was approximately $2.5 billion of which approximately $587 million is expected to be consumed in 2020.

Figures in USD billion at	Q1 2020	Q4 2019	Q3 2019
Quarter end Order Backlog[1]	2.5	2.5	1.9

[1]

Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

During the first quarter we added approximately $77 million in backlog from the following segments:

•	$51 million in our harsh environment floater segment, with four options exercised on the West Hercules under its contract with Equinor in Norway.

•	$17 million in our benign environment floater segment with a single well extension for the Sevan Louisiana with Walter Oil & Gas.

•	$9 million in our benign environment jack-up segment, with single well extensions for the West Telesto and the West Cressida respectively.

Following quarter end, the West Saturn was awarded a two well contract with ExxonMobil in Brazil with a total contract value of $48 million. The award includes 2.5 years of continuous optionality.

The disruptive impacts of the oil price decline and COVID-19 could have an adverse effect on our ability to realize our backlog. Our customers may seek to terminate or renegotiate our contracts, which could result in lower dayrates or less favorable economic terms. We highlight the following:

•	The West Gemini has been suspended from operations until January 2021. We are in discussions with the customer regarding the terms of the suspension and expect to execute an amendment in due course.

•

A notice of intent to early terminate has been received from Neptune Energy for the West Phoenix. Neptune has indicated that operations are expected to conclude in July 2020. Seadrill is entitled to an early termination fee under the contract. The EBITDA impact is expected to be neutral.

Trading Outlook

Current market conditions compounded by the COVID-19 pandemic has resulted in a significant oversupply of oil amid a global economic decline. Consequently, we have seen operators take several measures including significant 2020 capex cuts impacting offshore activity. While the extent of the impact of such decisions is currently being monitored, we expect a reduction in exploration programs and delays in the sanctioning of development programs resulting in cancelled or deferred tenders, contract terminations and renegotiation of existing contracts. In turn, this will impact supply and demand dynamics, putting pressure on dayrates and driving down utilization for all asset types in the coming quarters.

At the time of the oil price decline and COVID-19 impacts, the harsh environment market was best positioned. However, we now expect pressure on dayrates due to a lack of open demand for long term work. The benign environment market, which was at the early stages of a recovery, is expected to be most impacted by recent events. An overhang of supply from contract conclusions and the deferral or cancellation of demand is expected to increase supply putting significant downward pressure on dayrates and utilization. In the benign jack-up market we expect the same trends in dayrates and utilization however, the impact may not be as severe as the other segments due to lower customer project break-even levels.

NON-CONSOLIDATED ENTITIES:

In addition to owning and operating our offshore drilling units, we have six material investments that are not consolidated. These investments are recognized as either Marketable Securities or Investments in Associated Companies. The operating status of rigs managed on behalf of our non-consolidated entities and other partners is as follows (see Appendix III for key financial metrics):

As at March 31, 2020	Floaters	Jack-ups and tender rigs	Total
Operating	5	5	10
Technical utilization	97%	99%	97%
Economic utilization	97%	98%	97%
Future contracted	3	—	3
Idle	4	3	7

Total	12	8	20

The majority of our interests are equity accounted and these investments contributed a $70 million loss to our Q1 results (4Q19: $17 million loss)

Our common units in Seadrill Partners and equity stake in Archer are accounted for as marketable securities and in aggregate contributed a $7 million loss in the quarter (4Q19: $1 million loss).

Operational updates

Seadrill Partners

Seadrill owns 35% of Seadrill Partners. Seadrill Partners had five rigs on contract in Q1 2020. Seadrill Partners had economic utilization of 99% for the quarter which is one of the strongest operational quarters in its history.

Sonadrill

The Libongos has been suspended from operations until 1Q 2021 with the remaining backlog on the contract also deferred. During the suspension period a discounted dayrate is receivable. Management fees continue to be earned during the suspension period but at a lower rate.

SeaMex

Three year extensions have been agreed to each of the five jack-up drilling contracts with PEMEX in Mexico. As part of the agreement a reduction to the dayrate on the five jack-ups has been agreed for a six month period and thereafter a market index adjustment shall apply. The estimated net backlog increase is $342 million.

Seabras Sapura

As part of our JV with SapuraKencana, five units are on contract with Petrobras. two until 2024; one in 2023, one in 2021 and one in 2020. There is also a sixth vessel working in the spot market for other customers. Seabras posted strong utilization in the quarter with uptime of 99%. As at March 31, 2020 Seabras has a backlog of $1.1 billion.

Gulfdrill

On March 12, 2020, the Lovanda rig charter agreement was novated into the Gulfdrill joint venture, having previously been recognized as a Seadrill agreement with a third-party shipyard from November 2019. On March 15, 2020, the Seadrill owned West Telesto rig was leased to Gulfdrill. This is the second Seadrill rig to be leased into the joint venture following the West Castor in November 2019.

Archer

Archer concluded refinancing with maturity of its main facility scheduled for Q4 2023. COVID-19 and the oil price decline saw a reduction in client activity. As a result, Archer has effectuated a series of cost reduction initiatives including a reduction in work force and postponement of investments.

BOARD CHANGES

Effective April 21, 2020, Birgitte Ringstad Vartdal stepped down from the Board, to be replaced by Bjarte Bøe. Mr Bøe currently serves as a Director of the NYSE-listed Hermitage Offshore, and is a member of its Audit Committee. Mr Bøe sits on the Board of Agera Venture, a Norwegian Venture Capital company, and is a member of the Nomination Committee of BW Offshore Ltd. He also serves as the Chairman of the Investment Committee at SEB Venture Capital, a subsidiary of Skandinaviska Enskilda Banken AB (publ), or SEB.

Appendix I—Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. We believe that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

(In $ million)	Q1 2020	Q4 2019
Operating loss	(1,284)	(93)
Depreciation	100	108
Amortization of favorable and unfavorable contracts	—	24
Changes in expected credit loss allowances	9	—
Impairment of long-lived assets	1,230	—

Adjusted EBITDA	55	39

Appendix II—Amortization profile as at Q1 2020

(In $ million)	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Amortization of intangible contracts	—	—	—	(1)	—	—
Unwinding of basis differences	(11)	(11)	(11)	(11)	(10)	(10)
Amortization of debt fair value discount	(12)	(12)	(12)	(11)	(12)	(12)

(In $ million)	2020	2021	2022	2023	2024	Total
Amortization of intangible contracts	(1)	—	—	—	—	(1)
Unwinding of basis differences	(33)	(38)	(25)	—	29	(67)
Amortization of debt fair value discount	(47)	(47)	(47)	(33)	(18)	(192)

Appendix III—Non-Consolidated Entities Financial Metrics as at March 31, 2020(1)(2)

(In $ million)	Backlog	Revenue(3)	EBITDA(3)	Cash	External Debt	Debt due to Seadrill(4)
SeaMex Limited	802	58	35	66	241	429	(5)
Seabras Sapura	1,100	95	53	183	615	66	(6)

(1)	Investments in Archer, Gulfdrill and Sonadrill are non-material investments and so have been excluded from the table.
(2)	Seadrill Partners has not yet released its financial results for Q1 2020 and is therefore not included in the table.
(3)	Revenue and EBITDA for the three months ended March 31, 2020.
(4)	Excludes trading balances.
(5)	Comprised of the SeaMex sellers credit, working capital loan and accrued interest. Both facilities are subordinated to the external debt facility.
(6)	Shareholder loans and accrued interest due from Seabras Sapura.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three months ended March 31, 2020 and three months ended March 31, 2019

		Three months ended March 31, 2020	Three months ended March 31, 2019

(In $ millions)			(restated )

Operating revenues
Contract revenues		203	255
Reimbursable revenues		9	9
Management contract revenues	*	105	37
Other revenues	*	4	1

Total operating revenues		321	302

Operating expenses
Vessel and rig operating expenses	*	(152)	(191)
Reimbursable expense		(7)	(9)
Management contract expenses		(104)	(33)
Depreciation		(100)	(108)
Amortization of intangibles		—	(35)
Selling, general and administrative expenses		(20)	(23)

Total operating expenses		(383)	(399)

Other operating items
Impairment of long-lived assets		(1,230)	—
Other operating income		8	26

Total other operating items		(1,222)	26

Operating loss		(1,284)	(71)
Financial items and other expense
Interest income	*	12	20
Interest expense	*	(108)	(132)
Loss on impairment of equity method investments		(47)	—
Share in results from associated companies (net of tax)		(70)	(42)
Loss on derivative financial instruments		(1)	(27)
Foreign exchange loss		(22)	(2)
Unrealized loss on marketable securities		(7)	(21)
Impairment of convertible bond from related party	*	(29)	—
Other financial items	*	(12)	(3)

Total financial items and other expense, net		(284)	(207)

Loss before income taxes		(1,568)	(278)
Income tax benefit/(expense)		3	(18)

Net loss		(1,565)	(296)

Net loss attributable to the parent		(1,564)	(295)
Net loss attributable to the non-controlling interest		(1)	—
Net loss attributable to the redeemable non-controlling interest		—	(1)
Basic loss per share (US dollar)		(15.59)	(2.95)
Diluted loss per share (US dollar)		(15.59)	(2.95)

* Includes transactions with related parties. Refer to Note 26 – Related party transactions.

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

for the three months ended March 31, 2020 and three months ended March 31, 2019

(In $ millions)	Three months ended March 31, 2020	Three months ended March 31, 2019
Net loss	(1,565)	(296)
Other comprehensive (loss)/income, net of tax:
Change in fair value of debt component of Archer convertible bond	—	5
Share of other comprehensive loss from associated companies	(16)	(4)

Other comprehensive (loss)/income:	(16)	1

Total comprehensive loss for the period	(1,581)	(295)

Comprehensive loss attributable to the shareholder	(1,580)	(294)
Comprehensive loss attributable to the non-controlling interest	(1)	—
Comprehensive loss attributable to the redeemable non-controlling interest	—	(1)

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at March 31, 2020 and December 31, 2019

(In $ millions)	Notes	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		1,031	1,115
Restricted cash	10	78	135
Marketable securities	11	4	11
Accounts receivable, net	3, 12	149	173
Amounts due from related parties, net	3, 26	205	181
Other current assets	13	137	158

Total current assets		1,604	1,773

Non-current assets
Investments in associated companies	14	256	389
Drilling units	15	5,106	6,401
Restricted cash	10	89	107
Deferred tax assets	8	5	4
Equipment	16	22	23
Amounts due from related parties, net	3, 26	371	523
Other non-current assets	13	44	59

Total non-current assets		5,893	7,506

Total assets		7,497	9,279

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	17	392	343
Trade accounts payable		96	86
Amounts due to related parties - current	26	9	19
Other current liabilities	18	281	322

Total current liabilities		778	770
Non-current liabilities
Long-term debt	17	6,238	6,280
Long-term debt due to related parties	26	243	239
Deferred tax liabilities	8	12	12
Other non-current liabilities	18	110	128

Total non-current liabilities		6,603	6,659

Commitments and contingencies (See note 27)
Redeemable non-controlling interest	22	30	57
Equity
Common shares of par value $0.10 per share: 138,880,000 shares authorized and 100,329,887 issued at March 31, 2020 (Common shares of par value $0.10 per share: 138,880,000 shares authorized and 100,234,973 issued at December 31, 2019)	20	10	10
Additional paid-in capital		3,497	3,496
Accumulated other comprehensive loss	23	(29)	(13)
Retained loss		(3,531)	(1,851)
Total shareholders’ equity		(53)	1,642

Non-controlling interest	21	139	151

Total equity		86	1,793
Total liabilities, redeemable non-controlling interest and equity		7,497	9,279

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2020 and three months ended March 31, 2019

(In $ millions)	Three months ended March 31, 2020	Three months ended March 31, 2019
Cash Flows from Operating Activities
Net loss	(1,565)	(296)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	100	108
Amortization of unfavorable and favorable contracts	—	35
Share in results from associated companies (net of tax)	70	42
Impairment loss on associated companies	47	—
Impairment of convertible bond from related party	29	—
Unrealized loss related to derivative financial instruments	1	27
Loss on impairment of long-lived assets	1,230	—
Deferred tax expense	(1)	(15)
Unrealized loss on marketable securities	7	21
Payment-in-kind interest	3	5
Amortization of discount on debt	8	9
Unrealized foreign exchange loss	18	—
Change in allowance for expected credit losses	20	—
Other cash movements in operating activities
Distributions received from associated company	—	1
Payments for long-term maintenance	(32)	(17)
Settlement of payment-in-kind interest on Senior Secured Notes	—	(33)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	24	(9)
Trade accounts payable	10	(4)
Prepaid expenses/accrued revenue	(4)	(3)
Related party receivables	(65)	19
Related party payables	(6)	(4)
Other assets	20	(2)
Other liabilities	(36)	(2)
Deferred revenue	6	19

Net cash flows used in operating activities	(116)	(99)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(2)	(6)
Contingent consideration received	8	8
Purchase of call option for non-controlling interest shares	(11)

Net cash flows (used in)/provided by investing activities	(5)	2

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2020 and three months ended March 31, 2019

(In $ millions)	Three months ended March 31, 2020	Three months ended March 31, 2019
Cash Flows from Financing Activities
Repayments of secured credit facilities	(20)	(4)

Net cash used in financing activities	(20)	(4)

Effect of exchange rate changes on cash	(18)	—

Net decrease in cash and cash equivalents, including restricted cash	(159)	(101)

Cash and cash equivalents, including restricted cash, at beginning of the period	1,357	2,003
Cash and cash equivalents, including restricted cash, at the end of period	1,198	1,902

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(98)	(112)
Taxes paid	(7)	(10)

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the three months ended March 31, 2020 and three months ended March 31, 2019

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2019	10	3,491	(7)	(611)	2,883	152	3,035

Other comprehensive income	—	—	1	—	1	—	1
Share-based compensation charge	—	1	—	—	1	—	1
Fair Value adjustment AOD Redeemable NCI	—	—	—	(1)	(1)	—	(1)
Net loss	—	—	—	(295)	(295)	—	(295)

Balance at March 31, 2019	10	3,492	(6)	(907)	2,589	152	2,741

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity before NCI	NCI	Total equity
Balance at January 1, 2020	10	3,496	(13)	(1,851)	1,642	151	1,793

ASU 2016-13 - Measurement of credit losses on financial instruments	—	—	—	(143)	(143)	—	(143)

Adjusted balance at January 1, 2020	10	3,496	(13)	(1,994)	1,499	151	1,650
Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Share-based compensation charge	—	1	—	—	1	—	1
Net loss	—	—	—	(1,564)	(1,564)	(1)	(1,565)
Other comprehensive loss	—	—	(16)	—	(16)	—	(16)
Fair Value adjustment AOD Redeemable NCI	—	—	—	27	27	—	27

Balance at March 31, 2020	10	3,497	(29)	(3,531)	(53)	139	86

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.